                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                For the month of September, 1999


                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                         Surrey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the report to shareholders for the quarter ended June 30, 1999 containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GENERAL

Cenargo, an English company, is a diversified international transportation group specialising in European freight and passenger ferry services and deep sea dry cargo shipping, as well as the movement of surface and air freight and the management of freight logistics.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 1999 COMPARED TO THREE MONTHS ENDED
JUNE 30, 1998.

OPERATING REVENUES

Operating revenues increased in the third quarter ended June 30, 1999 (the '1999 quarter') by $0.3 million to $27.5 million compared to $27.2 million in the third quarter ended June 30, 1998 (the '1998 quarter'). The increase comprises a $5.6 million decrease in charter hire revenues, a $4.6 million increase in ferry service revenues and a $1.3 million increase in logistics and other revenues. The increase in ferry service revenues was due to the inclusion of Merchant Ferries new Liverpool - Dublin RoPax service which commenced operation in February 1999. The decrease in charter hire revenue represents the loss of charter hire previously generated by three of the Companies deep sea vessels disposed of in the first quarter of 1999. The increase in logistics and other revenue was due to the inclusion of revenue from Duncan International Trading Limited ("Duncan") acquired in May 1998 and Freightwatch Limited ("Freightwatch") acquired on 2 March 1999.

OPERATING EXPENSES

Vessel and other operating costs increased in the 1999 quarter by $3.1 million to $22.6 million compared to $19.5 million in the 1998 quarter, primarily as a result of the inclusion of Duncan and Freightwatch results and the operating costs of the Liverpool
- Dublin RoPax service in the 1999 quarter off set by decreased deep sea operating costs as a result of the three vessels sold.

Depreciation for the 1999 quarter has decreased by $0.3 million to $2.5 million compared to $2.8 million in the 1998 quarter, which represents a reduction of depreciation on vessels sold off set by the inclusion of depreciation on the two RoPax vessels delivered to the company in September 1998 and January 1999. Amortisation of dry docking and special survey costs for the 1999 quarter increased by $0.3 million to $0.7 million compared to


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

$0.4 million in the 1998 quarter due to costs associated with the Company's Ferrimaroc Service.

General administrative expenses for the 1999 quarter decreased by $0.6 million to $2.8 million compared to $3.4 million in the 1998 quarter due to reductions in Head Offices costs in the 1999 quarter partially off set by the inclusion of Freightwatch and Duncan costs in the 1999 quarter.

Foreign exchange loss for the 1999 quarter has decreased by $0.2 million to $0.5 million compared to $0.7 million in the 1998 quarter. The majority of the losses represents unrealised non-cash losses on re-translation of monetary sterling based assets and liabilities within US Dollar reporting subsidiary companies.

Primarily as a result of these developments total operating expenses increased by $2.4 million to $29.2 million for the 1999 quarter compared to $26.8 million for the 1998 quarter.

NET OPERATING INCOME (LOSS)

As a result of the foregoing factors, net operating result decreased by $2.1 million to a net loss of $1.7 million for the 1999 quarter compared to operating income of $0.4 million for the 1998 quarter.

OTHER INCOME/EXPENSES

Interest income increased by $0.6 million to $0.9 million for the 1999 quarter compared to $0.3 million for the 1998 quarter due to increased interest income mainly attributable to cash deposits from the proceeds of the sale of vessels.

Interest expense increased by $2.2 million to $5.0 million for the 1999 quarter compared to $2.8 million for the 1998 quarter.
The increase was due to the increased interest costs as a result of the issue of the Company's 9-3/4 % First Priority Ship
Mortgage Note ("Notes") in June 1998.

The exceptional charge of $4.6 million in the 1998 quarter represents a non recurring non cash charge based on the mark to market value of certain interest rate swap contracts relating to floating rate facilities repaid from the proceeds of the issuance of the Notes.

NET INCOME (LOSS)

As a result of the foregoing net loss decreased by $0.7 million to $3.8 million for the 1999 quarter compared to $4.5 million for the 1998 quarter. EBITDA generated was $1.6 million for the 1999 quarter compared to $3.7 million for the 1998 quarter.

NINE MONTHS ENDED JUNE 30, 1999 COMPARED TO NINE MONTHS ENDED
JUNE 30, 1998

OPERATING REVENUES

Operating revenues increased in the nine months ended June 30, 1999 (the '1999 period') by $1.3 million to $79.9 million compared to $78.6 million in the nine months ended June 30, 1998 (the '1998 period'). The increase comprises a $20.6 million decrease in charter hire revenues, a $16.1 million increase in ferry service revenues and $5.8 million increase in logistics and other revenues. The increase in ferry service revenues was due the inclusion of Belfast Freight Ferries ('BFF') results (acquired as part of the Scruttons Plc Group in the second quarter of 1998), the inclusion of charter hire from the Dawn Merchant (RoPax vessel) employed under a short term time charter during the first quarter of 1999 and income from Merchant Ferries Liverpool - Dublin RoPax service which commenced operations in February 1999. The decrease in charter hire revenue represents the loss of charter hire previously generated by nine of the Company's deep sea vessels disposed of in the first and second quarters of 1998 and the first quarter of 1999 and the inclusion of $1.3 million liquidated damages received from the shipyard for the late delivery of the Brave Merchant. The increase in logistics and other revenue was due to the inclusion of the results of Duncan acquired in May 1998 and Freightwatch acquired on 2 March 1999.

OPERATING EXPENSES

Vessel and other operating costs increased in the 1999 period by $6.9 million to $61.0 million compared to $54.1 million in the 1998 period, primarily as a result of the inclusion of BFF, Duncan and Freightwatch results and the operating costs of the Liverpool - Dublin Ropax service in the 1999 period off set by decreased deep sea operating costs as a result of the nine vessels sold.

Depreciation for the 1999 period has decreased by $2.0 million to $6.4 million compared to $8.4 million in the 1998 period, which represents a reduction of depreciation on vessels sold off set by the inclusion of depreciation on BFF vessels for the whole of the 1999 period and the two RoPax vessels delivered in September 1998 and January 1999. Amortisation of dry docking and special survey costs has increased by $ 0.2 million to $1.4 million for the 1999 period compared to $1.2 million for the 1998 period, reflecting an increase due to the inclusion of BFF vessels and increased costs associated with the Company's Ferrimaroc Service off set by a decrease due to the vessels sold.

General and administrative expenses was $9.5m in both 1999 and 1998 periods representing the inclusion of BFF, Duncan and Freightwatch costs for the 1999 period offset by reductions in Head Office costs.

Foreign exchange loss increased by $0.5 million to a loss of $0.9 million in the 1999 period compared to $0.4 million in the 1998 period, primarily reflecting the unrealised losses in the 1999 period on re-translation of sterling monetary assets and liabilities within US Dollar reporting subsidiary companies.

Primarily as a result of these developments total operating expenses increased by $5.8 million to $79.5 million for the 1999 period compared to $73.7 million for the 1998 period.

NET OPERATING RESULT

As a result of the foregoing factors, net operating income decreased by $4.7 million to $0.3 million for the 1999 period compared to $5.0 million for the 1998 period.

OTHER INCOME/EXPENSES

Interest income increased by $2.5 million to $3.1 million for the 1999 period compared to $0.6 million for the 1998 period due to increased interest income mainly attributable to cash deposits from the proceeds of the sale of vessels.

Interest expense increased by $6.6 million to $14.8 million for the 1999 period compared to $8.2 million for the 1998 period. The increase was due to the increased interest cost as a result of the issue of the Notes and the inclusion of interest on BFF vessels' capital leases for the whole of the 1999 period.

The exceptional charge of $4.6 million in the 1998 quarter represents a non recurring non cash charge based on the mark to market value of certain interest rate swap contracts relating to floating rate facilities repaid from the proceeds of the issuance of the Notes.

The gain on disposal of assets was $2.0 million in the 1999 period compared to $14.1 million in the 1998 period. The gain in the 1999 period represents the profit on sale of the Merchant Prince and the Moon Dance and the gain in the 1998 period represents the profit on disposal of nine of the company's deep sea vessels.

NET INCOME (LOSS)

As a result of the foregoing net result decreased by $10.7 million to a net loss of $6.1 million for the 1999 period compared to net income of $4.6 million for the 1998 period. EBITDA generated was $10.3 million for the 1999 period compared to $28.8 million for the 1998 period.

LIQUIDITY AND CAPITAL RESOURCES

Total shareholders equity at June 30, 1999 was $47.0 million compared to $61.9 million at June 30, 1998. The decrease of $14.9 million is represented by a net loss of $14.6 million and a cumulative translation adjustment of $0.3 million on translation of sterling based subsidiary companies.

Long term debt at June 30, 1999 consists of $172.5 million of 9.75% First Priority Ship Mortgage Notes and $59.8 million currently drawn down from an $85 million facility to finance building contracts for two further RoPax vessel new buildings together with other secured debt and obligations under capital leases.

At June 30, 1999 the company had cash and cash equivalents of $74.5 million compared with $63.8 million at June 30, 1998. Cash and cash equivalents increased by $10.7 million primarily as a result of the disposition of vessels. The Company's free cash at June 30, 1999, was US$19.5 million. This was after taking into account the semi-annual interest payment on the Notes of US$8.5 million in June 1999. Cash held in escrow or blocked deposits amounted to US$55 million, which included US$53.8 million relating to the sale proceeds of vessels serving as collateral for the Notes sold since the date of the issuance of the Notes. On July 30, 1999, US$16 million of these proceeds was used to purchase the Mistral based on the Company's current performance the Company currently estimate that free cash at September 30, 1999, before taking into account the purchase of NIF, will be at least US$25 million.

SEGMENT ANALYSIS

IRISH SEA

The Company started its new Liverpool/ Dublin service on February 19, 1999. The results of the Company's Irish Sea operations, and therefore the Company as a whole, are distorted by the start up costs relating to this new service amounting to $1.8 million being offset against the trading results of the Company's Irish Sea services over Quarters 2, 3 and 4 of fiscal 1999.

Set out below is a restatement of EBITDA on the basis that the full amount of the 1.8 million pounds sterling start up costs relating to the Liverpool/ Dublin service were charged against Quarter 2 results only.

This restatement shows the improvement from Quarter 2 to Quarter
3 as the new service's trading results improve.


Restated EBITDA in $ millions

                            Q1        Q2        Q3     TOTAL
Irish Sea
As reported                4.2       0.9       0.4       5.5
Restated                   4.2     (0.9)       1.3       4.6
Company Total
As reported                5.7       3.0       1.6      10.3
Start up costs             5.7       1.2       2.5       9.4

LIVERPOOL/ DUBLIN SERVICE

The freight volumes on the new Liverpool/ Dublin service have
continued to rise steadily.   Month by month to the end of July
1999 they have been as follows:

                                            Units
February 1999 (month of start up)             993
March                                       4,050
April                                       5,069
May                                         5,686*
June                                        6,045
July                                        6,328
* plus additional 1,422 units for 5th week in May

The Company has now established a regular and reliable service between Dublin and Liverpool. Westbound night time sailings are
now regularly full on mid-week sailings.   Day time sailings are
operating at about 50% of capacity and the Company is now concentrating attention on building up the volumes on these day
time sailings.   Freight rates are higher than budgeted, due, in
part, to a more favourable freight mix.   This is attributable to
a higher percentage of the better paying driver accompanied trailers than we had anticipated.

Volumes in July 1999 equate to over 82,000 units on an annualised basis. The Company's target is an annualised rate of 92,000 units by the end of September 1999.

After a very slow start, tourist passenger numbers are now
beginning to increase.   This follows an intensive advertising
campaign. Passenger carryings in July 1999 were approximately


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

2,100. The Company expects to carry over 3500 passengers in August 1999.

HEYSHAM/ DUBLIN SERVICE

As the Company stated in its report for the Second Quarter of 1998, it was not able to secure additional berthing slots in Dublin at the time that the new Liverpool/Dublin service started. This was despite promises from the Dublin Port Authority to
provide additional facilities.   As a result the Company was not
able to offer prime arrival and sailing times to and from Dublin on the Heysham/Dublin service. The Company is pleased to announce that the Port of Dublin has agreed to build a further linkspan. This is adjacent to our existing terminal and is scheduled to be
completed by the end of November 1999.   This new facility will
enable the Company to offer prime slots again and win back the freight that it had lost. More importantly, it will enable the Company to reintroduce higher 'A' tariff rates, rather than the lower 'B' tariff rates which the Company was forced to charge through not being able to offer a prime time service.

Largely as a result of the berthing difficulties, unit carryings in Quarter 3 were only 14,269 units, compared to 21,488 unit carryings in Quarter 2.

HEYSHAM/ BELFAST SERVICE

During Quarter 3, this service carried 31,317 equivalent freight units. Historically, July in Belfast has been marked by civil
unrest during the so-called "marching" season.   This year the
marching season has passed with relatively little disturbance.

The service continues to operate satisfactorily.

LIVERPOOL/ BELFAST SERVICE

The Company has recently announced that it has reached an agreement to acquire Norse Irish Ferries ("NIF") which operates an established RoPax service between Liverpool and Belfast. During the calendar year 1998, NIF carried approximately 116,000 equivalent trailer units. The Company has commenced a Consent Solicitation of the holders of its Notes relating to this proposed acquisition.

It has been the Company's stated intention to operate a Liverpool/ Belfast route, thereby completing its strategic plan for a matrix of the services cross-linking four major Irish Sea ports. This final route should enable the Company to achieve significant cost benefits and synergies.

DUTY FREE

Duty Free shopping on Irish Sea ferry services was abolished in
the European Union at the end of June 1999.   The impact on the
Company is minimal as the Company is predominantly a freight carrier and has not relied on duty free sales. The impact on other Irish Sea ferry operators has, however, been significant. The Company believes that passenger numbers overall have dropped by 20% in July as a result of the withdrawal of Duty Free.
This, together with the loss of profitability following the cessation of duty free, should lead to a need to raise passenger fares and freight rates in order to compensate for the loss of revenue and profitability. The Company believes it would benefit from such an increase.

FERRIMAROC

As previously reported Ferrimaroc is a seasonal business. The summer season is now under way and the business has seen strong July passenger carryings which have continued in August 1999. The service is being covered this year by two vessels, the Mistral and Scirocco, compared to only the Mistral last year. There has been increased competition, with the Moroccan line, Limadet, operating with two ships, compared to one last year. The increase in capacity has, however, been offset by a significant increase in passengers and cars transiting the port of Almeria. Based on Almeria Port statistics, passenger and car carryings to Morocco transiting the port of Almeria have increased by 22% and 27%, respectively, in the period June 15, 1999 to August 2, 1999 compared to the same period last year. Ferrimaroc's market share over this same period has been approximately 50%.

On July 30, 1999 the Company purchased Mistral for US$16 million using funds on deposit with the trustee for the holders of the Notes. The Mistral had previously been on an operating lease. The Company expects the benefit to EBITDA to be approximately US$3.2 million in a full year.

There have been reports that the border between Algeria and Morocco is about to be opened. The Company believes this should lead to a further significant increase in the number of cars and passengers through Nador and Almeria.

LOGISTICS

Draft contracts have now been agreed for the purchase of Eaglescliffe with the present owners, the UK Ministry of Defence. Contracts are expected to be exchanged during the first week of September 1999. The Company intends then to be able to market the use of the site to customers seeking long term logistic arrangements at Eaglescliffe.

DEEP SEA

The company has sold the last of its deep sea vessels.   The
Merchant Premier and Merchant Principal were delivered to their buyers on August 12, 1999. The selling price was $1.1 million per vessel. The book loss on the sale is approximately US$ 3.1 million.

YEAR 2000 COMPUTER PROBLEM

The Year 2000 computer problem arises because many computer hardware and software systems use only two digits to represent the year. As a result, these systems and programs many not process dates beyond 1999, which may cause errors in information or systems failures resulting in widespread commercial disruption. The operations of the Company depend on the computer systems and other equipment, with embedded computer chips, of the Company as well as systems and equipment of key suppliers, customers, banks, advisors and other dependencies. This exposes the Company to the risk of business interruption in the event that there is a failure of the Company's computer systems or equipment or failure by other parties to remedy their own Year 2000 issues.

The Company has formed a Year 2000 project team. The team comprises Senior Management representatives from each business within the company and is co-ordinated by an appointed Year 2000 Project Manager. The team meets on a regular basis to assess progress of the project against a project timetable and the Project Manager reports regularly to the Company Board.

The Company has developed an action plan to minimise the threat of business disruption from Year 2000 non-compliance related issues. The Company has largely completed the inventory and assessment phases of the project and remediation, testing and implementation phases of the project are well progressed and will be completed as soon as possible after August 31, 1999 target date. The Company believes that the costs of preparations for the Year 2000 from calendar year 1998 through to 2000 is approximately $0.75 million of which an estimated $0.65 million has been spent as of June 30, 1999. The technical managers of the Company's vessels have identified the Year 2000 issues in regard to their own systems and the onboard systems of those of the Company's vessels that each manager maintains and expect to resolve any relevant issues prior to January 1 2000.

The company is developing contingency plans as part of the Year
2000 project.

The company continues to believe it is taking the necessary steps to resolve the Year 2000 issues. However, the Year 2000 also


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

presents a number of other risks and uncertainties that could affect the company including utilities and telecommunications failures, the lack of personnel skilled in the resolution of Year 2000 issues, and the nature of government responses to the issues, amongst others. Given the possible consequences of failure to resolve such Year 2000 issues, there can be no assurances that any such failures would not have a material adverse effect on the company's business, financial conditional and results of operations.

EUROPEAN MONETARY UNION - EURO

On January 1 1999, eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, non-cash payments can be made in the Euro and parties can elect to pay for goods and services and transact business using either Euro or a legacy currency. Between January 1, 2002 and July 1, 2002 the participating countries will introduce Euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

Although the United Kingdom is currently not participating in the Euro the Company's businesses trade extensively within the Euro
Zone. The Company will continue to evaluate all pricing, currency risk, accounting, tax, governmental, legal and regulatory issues as guidance becomes available. Based on current information the Company does not expect that Euro conversion will have a material adverse affect on its business or financial condition.

FORWARD LOOKING STATEMENTS

This release contains forward looking statements (as defined in Section 21E of the Securities Act 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements relating to multi purpose vessel charters and Irish sea freight ferry volumes and rates, logistics and cash. The following factors are among those that could cause actual results to differ materially from the forward looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and Eire, Spain and Morocco, changes in the level of competition in the Irish Sea and Mediterranean, changes in the ability to provide a regular scheduled service on the Irish sea and the company's Mediterranean service.

           UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

             THREE MONTHS ENDED JUNE 30, 1999, 1998
                     (EXPRESSED IN US $000)

                                                  1999     1998

OPERATING REVENUES
Charterhire income                               1,455    7,291
Ferry service income                            20,768   16,145
Logistics and other income                       5,320    4,043
Brokers' commission                                (57)    (288)
                                               -------- --------
                                                27,486   27,191
                                               -------- --------
OPERATING EXPENSES
Vessel and other operating costs                22,566   19,465
Depreciation                                     2,489    2,795
Amortisation of drydocking                         768      392
Goodwill amortisation                               72       23
General and administrative exps                  2,822    3,387
Foreign exchange (gain) loss                       457      689
                                               -------- --------
                                                29,174   26,751
                                               -------- --------

OPERATING INCOME (LOSS)                        (1,688)      440

OTHER INCOME (EXPENSE)
Interest income                                    902      348
Interest expense                                (4,959)  (2,783)
Exceptional charge (note 5)                          -   (4,600)
Gain on disposal of assets                         (50)      41
                                               -------- --------
                                                (4,107)  (6,994)
                                               -------- --------

INCOME  (LOSS) BEFORE INCOME TAXES              (5,795)  (6,554)
Income taxes                                     2,044    2,094
Minority Interests                                 (22)     (55)

NET INCOME (LOSS)                               (3,773)  (4,515)
                                               -------- --------

ADDITIONAL FINANCIAL INFORMATION
EBITDA (note 4)                                   1,591   3,691
EBITDA to interest expense, net                   0.4x     1.5x






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

See accompanying notes to unaudited consolidated financial statements

           UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

              NINE MONTHS ENDED JUNE 30, 1999, 1998
                     (EXPRESSED IN US $000)

                                                  1999     1998

OPERATING REVENUES
Charterhire income                               7,351   28,815
Ferry service income                            56,929   40,820
Logistics and other income                      15,907   10,154
Brokers' commission                               (302)  (1,162)
                                               -------- --------
                                                79,885   78,627
                                               -------- --------
OPERATING EXPENSES
Vessel and other operating costs                61,070   54,055
Depreciation                                     6,458    8,434
Amortisation of drydocking                       1,419    1,174
Goodwill amortisation                              125       69
General and administrative exps                  9,514    9,529
Foreign exchange (gain) loss                      956       404
                                               -------- --------
                                                79,542   73,665
                                               -------- --------

OPERATING INCOME                                   343    4,962

OTHER INCOME (EXPENSE)
Interest income                                  3,078      631
Interest expense                               (14,794)  (8,178)
Exceptional Charge (note 5)                           -  (4,600)
Gain on disposal of assets                       1,942   14,164
                                               -------- --------
                                                (9,774)    2,017
                                               -------- --------

INCOME (LOSS) BEFORE INCOME TAXES               (9,431)   6,979
Income taxes                                     3,369   (2,164)
Minority Interests                                 (81)    (170)

NET INCOME (LOSS)                               (6,143)   4,645
                                               -------- --------

ADDITIONAL FINANCIAL INFORMATION
EBITDA (note 4)                                 10,287   28,803
EBITDA to interest expense, net                   0.9x     3.8x


See accompanying notes to unaudited consolidated financial statements

              UNAUDITED CONSOLIDATED BALANCE SHEETS
                    AS OF JUNE 30, 1999, 1998
                      (EXPRESSED IN US$000)

                                                   1999     1998
ASSETS
CURRENT ASSETS
Cash and cash equivalents                        19,538   26,800
Cash held in escrow and blocked deposits         54,947   36,995
Trade accounts receivable                        25,279   19,600
Other receivables                                 1,722    2,627
Due from joint ventures                             389        -
Inventories                                       1,288    1,672
Prepaid expenses and accrued income               2,977    1,741
                                               -------- --------
                                                106,140   89,435

Land and buildings                               13,603   12,546
Vessels and equipment                           135,917  136,430
Vessels under construction                       62,219   82,926
Loans to joint ventures                           4,083    4,973
Investment in joint ventures                          -      108
Other investments                                   553      586
Goodwill, net                                     2,064    1,200
Deferred charges, net                             7,565    6,812
Pension fund debtor                               4,848        -
                                               -------- --------
Total assets                                    336,992  335,016
                                               -------- --------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt              1,645    2,442
Capital lease obligations                         3,070    2,562
Trade accounts payable                           10,728   13,483
Accrued expenses                                  7,144      995
Accrued interest - Ship Mortgage Notes              710      710
Other creditors                                   2,281    5,009
Due to joint ventures                                 -      644
                                               -------- --------
                                                 25,578   25,845
                                               -------- --------

LONG-TERM LIABILITIES
Long-term debt                                   65,730   24,363
Ship mortgage notes                             172,550  172,278
Capital lease obligations                        12,826   16,429
Other creditors                                   1,435    6,879





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

Deferred taxation                                11,839   27,283
                                               -------- --------
Total liabilities                               289,958  273,077
                                               -------- --------

SHAREHOLDERS' EQUITY
Share capital                                        21        -
Cumulative translation adjustment                   224      496
Retained earnings                                46,789   61,443
                                               -------- --------
Total shareholders' equity                       47,034   61,939
                                               -------- --------

Total liabilities and shareholders' equity      336,992  335,016
                                               -------- --------


See accompanying notes to unaudited consolidated financial statements


































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

         UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

              NINE MONTHS ENDED JUNE 30, 1999, 1998
                      (EXPRESSED IN US$000)

                                                  1999     1998
OPERATING ACTIVITIES
NET INCOME (LOSS)                               (6,143)   4,645
Amortisation of drydocking and deferred charges    959    1,724
Amortisation of ship mortgage notes discount       205        -
Depreciation                                     6,458    8,434
(Gain) loss on disposition of fixed assets      (1,942) (14,164)
Foreign exchange (gain) loss                      (623)   1,187
Goodwill amortisation                              125       69
(Increase) decrease in pension debtor              (41)       -
(Increase) decrease in trade debtors            (8,032)  (5,308)
(Increase) decrease in other debtors             4,170  (11,675)
(Increase) decrease in stock                       514      623
(Increase) decrease in prepayments
  and accrued income                               925      227
Increase (decrease) in trade creditors            (427)   2,270
Increase (decrease) in other creditors         (10,025)   5,963
Increase (decrease) in accrued expenses         (4,195)  (3,830)
Increase (decrease) in deferred tax liability   (3,370)   2,341
                                               -------- --------
Net cash (used) in operating activities        (21,442) ( 7,494)
                                               -------- --------

INVESTING ACTIVITIES
Additions to vessels and equipment              (2,744)  (2,489)
Additions to vessels under construction        (34,754) (40,852)
Additions to land and buildings                      -      (92)
Purchase of subsidiary companies                (1,029)  (6,014)
Proceeds from sale of capital assets            66,550   84,931
                                               -------- --------
                                                 28,023   35,484
                                               -------- --------

FINANCING ACTIVITIES
Proceeds from long-term debt                    17,100  227,423
Repayment of long-term debt                     (1,075)(194,524)
Due to joint ventures                            1,609     (640)
Repayments of capital leases                    (3,096)    (421)
Proceeds from capital leases                     1,305    1,089
Deferred charges paid                             (878)  (6,194)
                                               -------- --------
                                                14,965   26,733
                                               -------- --------





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

Net increase (decrease) in cash
  and cash equivalents                          21,546   54,723
Cash and cash equivalents at
  beginning of period                           52,939    9,072
                                               -------- --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD      74,485   63,795
                                               -------- --------


See accompanying notes to unaudited consolidated financial statements

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                       JUNE 30, 1999, 1998


1.  INTERIM ACCOUNTING POLICY

    In the opinion of management of Cenargo International Plc (the "Company") the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the U.S. the financial position of the Company and the results of operations and cash flows for the nine months ended June 30, 1999 and 1998. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the nine months ended June 30, 1999 and 1998 are not necessarily indicative of what operating results may be for the full year.

2.  CHANGES IN SHAREHOLDER'S EQUITY

                                  Cumulative  Ordinary
                                 translation     share  Retained
                                  adjustment   capital  earnings

    Balance at September 30, 1997  $    (47) $       - $  56,798

    Net income (loss)                    543         -     4,645
                                   --------- --------- ---------

    Balance at June 30, 1998       $     496 $       - $  61,443
                                    ========  ========  ========

    Balance at September 30, 1998  $     384 $      21 $  52,932

    Net income (loss)                  (160)         -   (6,143)
                                   --------- --------- ---------

    Balance at June 30, 1999       $    224  $      21 $  46,789
                                    ========  ========  ========






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

3.  CONTINGENT LIABILITY

    The company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the company is subject to calls payable to the associations based on the company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                       JUNE 30, 1999, 1998


4.  EBITDA

    EBITDA is defined as net income before taxes, interest expense, interest income, depreciation, amortisation of dry docking and special survey costs, amortisation of goodwill and minority interest. EBITDA includes profits and losses on disposition of vessels which management believes to be a significant part of the Company's operating activities and thus included within the EBITDA calculation.

5.  EXCEPTIONAL CHARGE

    The company was party to two interest rate swap contracts with nominal value of $92.25 million, amortising to $51.75 million in August 2004, bearing a fixed rate of interest of 6.89%. On pre-payment of the company's existing bank credit facility accounting convention dictated that these contracts are recorded in the balance sheet at market value, accounting for the change in market value in the income statement. The value of the contracts was negative $4.6 million on June 30, 1998. These contracts were terminated in the last quarter of 1998 at a cost of $6.7 million.

6.  SUBSEQUENT EVENTS

    (a) On July 16, 1999 the company signed an agreement to purchase Norse Irish Ferries Limited ("NIF"). The purchase is subject to closing conditions including regulatory approval and the consent of a majority of the holders of the Company's Ship Mortgage Notes. NIF operates freight and passenger ferry services on the Irish Sea between Liverpool (England) and Belfast (Northern Ireland).

    (b) On July 30, 1999 the company purchased the passenger/car ferry Mistral, formerly leased by the company, for a purchase price of $16 million, upon purchase, the vessel became part of the collateral securing the Ship Mortgage Notes.

    (c) On 12th August 1999, the company completed on the sale of its two remaining deep sea vessels Merchant Premier and Merchant Principal. The sale price of each vessel is $1.1 million, generating a loss on disposal of approximately $1.5 million per vessel.

                   FLEET LIST AT JUNE 30, 1999


                                   YEAR
VESSEL NAME        VESSEL TYPE     CAPACITY          BUILT     FLAG


MERCHANT PRINCIPAL   Multipurpose  17,944 dwt
                     Container     504 TEU           1977      Hong Kong

MERCHANT PREMIER     Multipurpose  17,944 dwt
                     Container     504 TEU           1977      Hong Kong

MERCHANT BRAVERY   C RoRo          40 cars           1978      Bahamas
                                   100 trailer units

MERCHANT BRILLIANT C RoRo          40 cars           1979      Bahamas
                                   100 trailer units

MERCHANT VENTURE   C RoRo          55 trailer units  1979      British (Isle
                                                               of Man)

RIVER LUNE           RoRo          49 cars           1983      Bahamas
                                   93 trailer units

SAGA MOON            RoRo          50 cars           1984      British
                                   72 trailer units            (Gibraltar)

SPHEROID             RoRo          53 trailer units  1971      British (Isle
                                                               of Man)

MISTRAL *            Passenger/Car 2,386 passengers  1981      Bahamas
                     Ferry         700 cars

SCIROCCO           C Passenger/Car 1,315 passengers  1974      Bahamas
                     Ferry         296 cars
                                   30 trailer units

DAWN MERCHANT      C RoPax         250 passengers    1998      British (Isle
                                   164 trailer units           of Man)

BRAVE MERCHANT     C RoPax         250 passengers    1999      British (Isle
                                   164 trailer units           of Man)

HULL 289             RoPax         250 passengers    expected  Bahamas
                                   164 trailer units 2000

HULL 290             RoPax         250 passengers    expected  Bahamas
                                   164 trailer units 2000

C    Collateral vessel securing 9-3/4% Ship Mortgage Notes
*    Operated under an operating lease.

                    CENARGO INTERNATIONAL PLC

                           HEAD OFFICE
            Puttenham Priory Puttenham Surrey GU3 1AR
     Telephone + 44 1483 241000  Facsimile + 44 1483 241010

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    CENARGO INTERNATIONAL PLC
                          (registrant)




Dated:  September 16, 1999        By:  /s/  Michael Hendry
                                       ___________________
                                       Michael Hendry
                                       Chairman


































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